HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

•	better protects the interests of all parties;

•	helps Travelers to try to resolve losses or claims more quickly; and

•	often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department

Travelers

Mail Code NB08F

385 Washington Street Saint

Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ND059 Ed. 11-06	-1-
© 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND

BROKER COMPENSATION

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer    Compensation    Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Enterprise Development, One Tower Square, Hartford, CT 06183.

ACF4004 Ed. 01-09 Printed in U.S.A.
© 2009 The Travelers Companies, Inc. All Rights Reserved	Page 1 of 1

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396

(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS	BOND NO. ZBN-41M45235-15-N2

Item 1.	Name of Insured (herein called Insured):

The Gabelli Asset Fund

Principal Address:

One Corporate Center

Rye, NY 10580

Item 2.	Bond Period from 12:01 a.m. on 12/07/15 to 12:01 a.m. on 12/07/16 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability

Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$29,175,0000	$0
Insuring Agreement B - AUDIT EXPENSE	$25,000	$5,000
Insuring Agreement C - PREMISES	$29,175,000	$10,000
Insuring Agreement D - TRANSIT	$29,175,000	$10,000
Insuring Agreement E - FORGERY OR ALTERATION	$29,175,000	$10,000
Insuring Agreement F - SECURITIES	$29,175,000	$10,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$29,175,000	$10,000
Insuring Agreement H - STOP PAYMENT	$25,000	$5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J - Computer Systems	$29,175,000	$10,000
Insuring Agreement K - Unauthorized Signatures	$25,000	$5,000
Insuring Agreement L - Telefacsimile	$29,175,000	$10,000
Insuring Agreement M - Automated Phone Systems	$29,175,000	$10,000
Insuring Agreement N - Voice Initiated Transactions	$29,175,000	$10,000
Insuring Agreement O - Malicios Destruction ’ ’	$29,175,000	$10,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

ICB001 Rev. 7/04

© 2004 The Travelers Indemnity Company. All rights reserved.

Item 5.	The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB012 Ed. 7-12, ICB013 Ed. 7-04, ICB014 Ed. 7-04, ICB016 Ed. 7-04,

ICB019 Ed. 7-04, ICB026 Ed. 7-04, ICB042 Ed. 7-04,

ICB076 Ed. 03-15, ICB057 Ed. 4-05, MEL1676 Ed. 7-04, MEL2555 Ed. 03-05,

(2)MEL3277 Ed. 5-05, MEL4164 Ed. 4/06, MEL4212 Ed. 5-06, MEL4276 Ed. 5/06,

MEL4440 Ed. 7-06, MEL6141 Ed. 09/08, MEL7027 Ed. 09/09, MEL7843 Ed. 12/10,

MEL7844 Ed. 12/10, MEL7845 Ed. 12/10, MEL7846 Ed. 12/10, MEL9006 Ed. 01-14,

MEL9007 Ed. 01-14, MEL9008 Ed. 01-14

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) ZBN-41M19475-14-N2 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:		ST. PAUL FIRE AND MARINE INSURANCE COMPANY

Authorized Representative	Countersigned At
Countersignature Date

ICB001 Rev. 7/04

© 2004 The Travelers Indemnity Company. All rights reserved.

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

Office and Equipment

(1)	loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.

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© 2004 The Travelers Companies, Inc.

(D)	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)	FORGERY OR ALTERATION

Loss through Forgery or alteration of or on:

(1)	any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

(2)	other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:

(a)	customer of the Insured, or

(b)	shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or

(c)	financial or banking institution or stockbroker,

but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

(3)	withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)	through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

(a)	counterfeited, or

(b)	forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)

through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers,

ICB005 Ed. 7-04	2 of 12
© 2004 The Travelers Companies, Inc.

assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(G)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.

(H)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s, or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or loss resulting from an Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES -CONSOLIDATION OR MERGER - NOTICE

(1)	If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)

If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically

ICB005 Ed. 7-04	3 of 12
© 2004 The Travelers Companies, Inc.

from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.	FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL

AGREEMENTS ARE SUBJECT TO THE FOLLOWING

CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond have the respective meanings stated in this Section:

(a)	“Employee” means:

(1)	any of the Insured’s officers, partners, or employees, and
(2)	any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

ICB005 Ed. 7-04	4 of 12
© 2004 The Travelers Companies, Inc.

(3)	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and

(9)	any officer, partner, or Employee of:

(a)	an investment advisor,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting record-keeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)	“Property” means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

ICB005 Ed. 7-04	5 of 12
© 2004 The Travelers Companies, Inc.

(c)	“Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.

(d)	“Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND, DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)	loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)	loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)	loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).
(f)	loss resulting from any violation by the Insured or by any Employee:

(1)	of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)	loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat:

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

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(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)	all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)	loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)	any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the

Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured:

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants,

ICB005 Ed. 7-04	7 of 12
© 2004 The Travelers Companies, Inc.

rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interest in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

ICB005 Ed. 7-04	8 of 12
© 2004 The Travelers Companies, Inc.

(b)	any one unintentional or negligent act on the part of any other person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)	all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

ICB005 Ed. 7-04	9 of 12
© 2004 The Travelers Companies, Inc.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate:

(a)	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or

(b)	as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a)	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and ‘Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

ICB005 Ed. 7-04	10 of 12
© 2004 The Travelers Companies, Inc.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)	the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;

(b)	the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

(d)	knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and

(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

ICB005 Ed. 7-04	11 of 12
© 2004 The Travelers Companies, Inc.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

ICB005 Ed. 7-04	12 of 12
© 2004 The Travelers Companies, Inc.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
ZBN-41M45235-15-N2	12/09/15	12/07/15
*	ISSUED TO

The Gabelli Asset Fund

UNAUTHORIZED SIGNATURES

It is agreed that:

1.	The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT    K    UNAUTHORIZED SIGNATURE

(A)	Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(B)	It shall be a condition precedent to the Insured’s right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2.	The total liability of the Underwriter under Insuring Agreement K is limited to the sum of Twenty Five Thousand Dollars ($25,000), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

3.	With respect to coverage afforded under this Rider, the Deductible Amount shall be Five Thousand Dollars ($5,000).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB012 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
ZBN-41M45235-15-N2	12/09/15	12/07/15
*	ISSUED TO

The Gabelli Asset Fund

TELEFACSIMILE TRANSACTIONS

It is agreed that:

1.	The attached Bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT L TELEFACSIMILE TRANSACTIONS

Loss caused by a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Telefacsimile System” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.

b.	“Telefacsimile Transaction” means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.

c.	“Fax Redemption” means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.

d.	“Fax Election” means any election concerning dividend options available to Fund shareholders which is requested through a Telefacsimile System.

e.	“Fax Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.

f.	“Fax Purchase” means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.

g.	“Designated Fax Procedures” means the following procedures:

(1)	Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months. Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.

(2)	Identity Test: The identity of the sender in any request for a Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.

ICB013 Ed. 7-04	Page 1 of 2
© 2004 The Travelers Indemnity Company. All rights reserved.

(3)	Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.

(4)	Written Confirmation: A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured’s next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.

i.	“Designated” means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder’s initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

j.	“Signature Guarantee” means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

3.	Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting from:

(1)	Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or

(2)	Any Fax Redemption of Fund shares which had been improperly credited to a shareholder’s account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or

(4)	The intentional failure to adhere to one or more Designated Fax Procedures; or

(5)	The failure to pay for shares attempted to be purchased.

4.	The Single Loss Limit of Liability under Insuring Agreement L is limited to the sum of Twenty Nine Million One Hundred Seventy Five Thousand Dollars ($29,175,000) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.

5.	With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is Ten Thousand Dollars ($10,000).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB013 Ed. 7-04	Page 2 of 2
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
ZBN-41M45235-15-N2	12/09/15	12/07/15
*	ISSUED TO

The Gabelli Asset Fund

VOICE INITIATED TRANSACTIONS

It is agreed that:

1.	The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT N - VOICE-INITIATED TRANSACTIONS

Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

2.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Voice-initiated Transaction” means any Voice-initiated Redemption, Voice-initiated Election, Voice-initiated Exchange, or Voice-initiated Purchase.

b.	“Voice-initiated Redemption” means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

c.	“Voice-initiated Election” means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

d.	“Voice-initiated Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.

e.	“Voice-initiated Purchase” means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

f.	“Designated Procedures” means the following procedures:

(1)	Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months. Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.

(2)	Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.

(3)	Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured’s next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

ICB014 Ed. 7-04	Page 1 of 2
© 2004 The Travelers Indemnity Company. All rights reserved.

g.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

h.	“Officially Designated” means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder’s initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

i.	“Signature Guarantee” means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3.	Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity, “ of this Bond; and

b.	Any loss resulting from:

(1)	Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

(2)	Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder’s account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or

(4)	The intentional failure to adhere to one or more Designated Procedures; or

(5)	The failure to pay for shares attempted to be purchased; or

(6)	Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

4.	The total liability of the Underwriter under Insuring Agreement N is limited to the sum of Twenty Nine Million One hundred Seventy Five Thousand Dollars ($29,175,000), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

5.	With respect to coverage afforded under this Rider the applicable Deductible Amount is Ten Thousand Dollars ($10,000).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB014 Ed. 7-04	Page 2 of 2
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
ZBN-41M45235-15-N2	12/09/15	12/07/15
*	ISSUED TO

The Gabelli Asset Fund

DEFINITION OF INVESTMENT COMPANY

It is agreed that:

1.	Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f)	Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB016 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
ZBN-41M45235-15-N2	12/09/15	12/07/15
*	ISSUED TO

The Gabelli Asset Fund

AUTOMATED PHONE SYSTEMS

1.	The attached Bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT M - AUTOMATED PHONE SYSTEMS (“APS”)

Loss caused by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Automated Phone Systems” or “APS” means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; and always excluding transmissions from a Computer System or part thereof.

b.	“APS Transaction” means any APS Redemption, APS Election, APS Exchange, or PAS Purchase.

c.	“APS Redemption” means any redemption of shares issued by an Investment Company which is requested through an Automated Phone System.

d.	“APS Election” means any election concerning dividend options available to Fund shareholders which is requested through an Automated Phone System.

e.	“APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through an Automated Phone System.

f.	“APS Purchase” means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

g.	“APS Designated Procedures” means the following procedures:

(1)	Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a request, and the records shall be retained for at least six months. Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(2)	Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction, by requiring the entry by the caller of an identification number consisting of at least four characters.

(3)	Contemporaneous Confirmation: All information in each request for an APS Transaction which is necessary to effect such APS Transaction shall be contemporaneously repeated to the caller, and no such APS Transaction shall be executed unless the caller has confirmed the accuracy of such information.

ICB019 Ed. 7-04	Page 1 of 2
© 2004 The Travelers Indemnity Company. All rights reserved.

(4)	Written Confirmation: A written confirmation of each APS Transaction shall be sent to the shareholder(s) to whose account such APS Transaction relates, at the record address, by the end of the Insured’s next regular processing cycle, but not later than five (5) business days following such APS Transaction.

(5)	Access to APS Equipment: Physical access to APS equipment shall be limited to duly authorized personnel.

h.	“Investment Company” or “Fund” means a investment company registered under the Investment Company Act of 1940.

i.	“Officially Designated” means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder’s initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

j.	“Signature Guarantee” means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3.	Exclusion: It is further understood and agreed that this Insuring Agreement shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity”, of this Bond: and

b.	Any loss resulting from:

(1)	Any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

(2)	Any APS Redemption of Fund shares which had been improperly credited to a shareholder’s account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	Any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than one (1) day prior to such redemption; or

(4)	The failure to pay for shares attempted to be purchased, or

(5)	The intentional failure to adhere to one or more APS Designated Procedures.

4.	The total liability of the Underwriter under Insuring Agreement M is limited to the sum of Twenty Nine Million One Hundred Seventy Five Thousand Dollars ($29,175,000), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendments thereof.

5.	With respect to coverage afforded under this Rider, the applicable Deductible Amount is Ten Thousand Dollars ($10,000).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB019 Ed. 7-04	Page 2 of 2
© 2004 The l Travelers Companies, Inc.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
ZBN-41M45235-15-N2	12/09/15	12/07/15
*	ISSUED TO

The Gabelli Asset Fund

ADD EXCLUSIONS (N) & (O)

It is agreed that:

1.	Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

(n)	loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(o)	the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB026 Ed. 7-04
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO. 7

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
ZBN-41M45235-15-N2	12/09/15	12/07/15
*	ISSUED TO

The Gabelli Asset Fund

CO-SURETY RIDER

It is agreed that:

1.	The term “Underwriter” as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.

2.	Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4.	In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.	The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.

6.	Any Company other than the Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

7.	In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.	In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Limit of Liability of the attached Bond.

9.	In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

ICB042 Ed. 7-04	Page 1 of 2
© 2004 The Travelers Indemnity Company. All rights reserved.

Underwritten for the		Controlling Company
Sum of $20,000,000	part of	St. Paul Fire & Marine Insurance Company
$29,175,000

By:

Underwritten for the		Carriers Name
Sum of $9,175,000	part of	Great American Insurance Company
$29,175,000

By:

Underwritten for the		Carriers Name
Sum of $	part of

By:

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB042 Ed. 7-04	Page 2 of 2
© 2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

(For use with Investment Company Blanket Bond, Form ICB005 Ed. 07-04)

ICB076 Ed. 03-15

It is agreed that:

1.	The following is added to CONDITIONS AND LIMITATIONS, Section 1. DEFINITIONS:

Financial Interest means the first named Insured’s insurable interest in an Insured that is domiciled in a country or jurisdiction in which the Underwriter is not licensed to provide this insurance, as a result of the first named Insured’s:

1.	ownership of the majority of the outstanding securities or voting rights of such Insured representing the present right to elect, appoint, or exercise a majority control over such Insured’s board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent;

2.	indemnification of, or representation that it has an obligation to indemnify, the Insured for loss sustained by such Insured; or

3.	election or obligation to obtain insurance for such Insured.

2.	The following is added to CONDITIONS AND LIMITATIONS:

UNLICENSED INSURANCE

(1)	This bond does not apply to:

(a)	loss sustained by an Insured domiciled; or

(b)	loss of or damage to property located,

in any country or jurisdiction in which the Underwriter is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

(2)	In the event an Insured sustains loss referenced in (1) above to which this bond would have applied, the Underwriter will reimburse the first named Insured for its loss, on account of its Financial Interest in such Insured. As a condition precedent to such reimbursement, or exercising rights under this bond, the first named Insured will cause such Insured to comply with the conditions of this bond.

SANCTIONS

This bond will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Underwriter or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition or restriction.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB076 Ed. 03-15
© 2015 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
ZBN-41M45235-15-N2	12/09/15	12/07/15
*	ISSUED TO

The Gabelli Asset Fund

NEW YORK STATUTORY RIDER

1.	The first paragraph of Section 13. “TERMINATION” under Conditions and Limitations is amended by adding the following:

Cancellation of this bond by the Underwriter is subject to the following provisions:

If the bond has been in effect for 60 days or less, it may be canceled by the Underwriter for any reason. Such cancellation shall be effective 60 days after the Underwriter mails a notice of cancellation to the first-named Insured at the mailing address shown in the bond. However, if the bond has been in effect for more than 60 days or is a renewal, then cancellation must be based on one of the followings grounds:

(A)	non-payment of premium, however, that a notice of cancellation on this ground shall inform the insured of the amount due;

(B)	conviction of crime arising out of acts increasing the hazard insured against;

(C)	discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of claim thereunder;

(D)	after issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of any bond condition that substantially and materially increases the hazard Insured against, and which occurred subsequent to inception of the current bond period;

(E)	material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;

(F)	the cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the Insurer would jeopardize the Insurer’s solvency or be hazardous to the interest of the Insureds, the Insurer’s creditors or the public;

(G)	a determination by the superintendent that the continuation of the bond would violate, or would place the Insurer in violation of, any provision of the New York State Insurance laws.

(H)	where the Insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the Insured property will be destroyed by the Insured for the purpose of collecting the insurance proceeds, provided, however, that:

(i)	a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancellation is desired, and

(ii)	notice of cancellation on this ground shall be provided simultaneously by the Insurer to the Insurance Department of the State of New York.

(iii)	upon written request of the Insured made to the Insurance Department of the State of New York within ten days from the Insured’s receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds not sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

ICB057 Ed. 4-05	Page 1 of 2
© 2005 The Travelers Indemnity Company. All rights reserved.

Cancellation based on one of the above grounds shall be effective 60 days after the notice of cancellation is mailed or delivered to the Named Insured, at the address shown on the bond, and to its authorized agent or broker.

2.	If the Underwriter elects not to replace a bond at the termination of the Bond Period, it shall notify the Insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the Insured and its broker or agent.

3.	If the Underwriter elects to replace the bond, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the Insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond shall be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is given.

4.	The Underwriter may elect to simply notify the Insured that the bond will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter will inform the Insured that a second notice will be sent at a later date specifying the Underwriter’s exact intention. The Underwriter shall inform the Insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is mailed or delivered, whichever is later.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

ICB057 Ed. 4-05	Page 2 of 2
© 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE BOND OR POLICY
41M45235	12/09/15	12/07/15
*	ISSUED TO

The Gabelli Asset Fund

AMEND GENERAL AGREEMENT A - ADDITIONAL OFFICES OR EMPLOYEES -

CONSOLIDATION OR MERGER - NOTICE

MEL1676 Ed. 7-04 - For use with ICB005 Ed. 7-04

It is agreed that:

1.	The reporting provisions of Section A. of the General Agreements (Additional Offices or Employees - Consolidation, Merger or Purchase of Assets - Notice) are waived and automatic coverage is provided, for any consolidation or merger with, or purchase or acquisition of assets or liabilities of, any institutions or corporations and their subsidiaries if such assets or liabilities are 20 % or less than the Named Insured’s total assets.

2.	The reporting provisions of Section A. of the General Agreements (Additional Offices or Employees - Consolidation, Merger or Purchase of Assets - Notice) are amended to provide for automatic coverage in connection with any consolidation or merger with, or purchase or acquisition of assets or liabilities of, any institutions or corporations and their subsidiaries for a period of Ninety Days (90) days if such assets or liabilities are greater than 20 % of the Insured’s total assets.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

AMEND SECTION 4. - LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS -

DESIGNATE PERSONS FOR DISCOVERY OF LOSS

MEL2555 Ed. 3-05 - For use with ICB005 Ed. 7-04

It is agreed that:

Section 4. - Loss - Notice - Proof - Legal Proceedings of the attached bond is amended by deleting the second sub-paragraph and replacing it with the following:

Discovery occurs when the

Risk Manager, Head of Internal Audit, General Counsel of Gabelli Funds, LLC

of the Insured:

(a)	first becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2005 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

AMEND NAMED INSURED ENDORSEMENT

For use with ICB005 - Ed. 7/04

MEL3277 - Ed. 5/05

It is agreed that:

Item 1. Name of Insured as stated in the Declarations of the attached Bond is amended to include the following:

Comstock Funds;                                                                                                                           Page 1 of 2

Comstock Capital Value Fund

Gabelli Capital Asset Fund

The Gabelli Enterprise Mergers and Acquisitions Fund

Gabelli Global Utility & Income Trust

Gabelli Healthcare & Wellness Rx Trust

Gabelli U.S. Treasury Money Market Fund

GAMCO Gold Fund, Inc.

GAMCO International Growth Fund, Inc.

GAMCO Mathers Fund

TETON Westwood Funds;

TETON Westwood Balanced Fund

TETON Westwood Equity Fund

TETON Westwood Income Fund

TETON Westwood Intermediate Bond Fund

TETON Westwood Mid-Cap Equity Fund

TETON Westwood Mighty Mites Fund

TETON Westwood SmallCap Equity Fund

The Gabelli ABC Fund

The Gabelli Asset Fund

The Gabelli Dividend Growth Fund

The Gabelli Convertible and Income Securities Fund Inc.

The Gabelli Dividend & Income Trust

The Gabelli Equity Trust Inc.

The GDL Fund (formerly The Gabelli Global Deal Fund)

Gabelli Equity Series Funds;

The Gabelli Equity Income Fund

The Gabelli Small Cap Growth Fund

The Gabelli Focus Five Fund

GAMCO Global Gold, Natural Resources & Income Trust

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2005 The Travelers Companies, Inc.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

AMEND NAMED INSURED ENDORSEMENT

For use with ICB005 - Ed. 7/04

MEL3277 - Ed. 5/05

It is agreed that:

Item 1. Name of Insured as stated in the Declarations of the attached Bond is amended to include the following:

The Gabelli Multimedia Trust Inc.                                                                                       Page 2 of 2

GAMCO Natural Resources, Gold & Income Trust

The Gabelli SRI Fund, Inc.

The Gabelli Utilities Fund

The Gabelli Utility Trust

The Gabelli Value Fund Inc. (per 12-9 email USE - The Gabelli Value 25 Fund Inc.

The GAMCO Global Series Funds;

The Gabelli Global Rising Income and Dividend Fund (formerly the GAMCO Vertumnus Fund), (formerly The GAMCO Global Convertible Securities Fund)

The GAMCO Global Growth Fund

The GAMCO Global Opportunity Fund

The GAMCO Global Telecommunications Fund

The GAMCO Growth Fund

The Dividend Fund Inc.

The Gabelli Global Small and Mid Cap Value Trust

The Gabelli Go Anywhere Trust

Bancroft Fund Ltd.

Ellsworth Growth & Income Fund

And any Investment Company now existing or hereafter created or acquired during the Bond Period, which is advised, sub-advised and/or administered by Gabelli Funds, LLC or by Teton Advisors, Inc. or by any entity now or hereafter majority owned or management controlled by Gabelli Funds, LLC or by Teton Advisors, Inc. subject to General Agreement A.

As used herein, the term “majority owned” shall mean ownership of greater than 50% of the total equity interest of such entity and the term “management control shall mean the right to elect, appoint or designate a majority of the board of directors, management committee or management board of an entity that is not majority owned.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2005 The Travelers Companies, Inc.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

AMEND INSURING AGREEMENT A. FIDELITY TO INCLUDE RESTORATION

COSTS OF ELECTRONIC INFORMATION

For use with ICB005 Ed. 7/04

MEL4164 Ed. 4/06

It is agreed that:

1.	The following subtitle is added to the INSURING AGREEMENTS under the title (A) FIDELITY:

Coverage A - Employee Dishonesty

2.	The following section is added to INSURING AGREEMENT A. FIDELITY:

Coverage B - Restoration Costs of Electronic Information

Reasonable expenses incurred and/or fees paid by the Insured for the:

(a)	cost of computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to verify and substantially restore Electronic Computer Instructions to their previous level of operational capability; and

(b)	cost of labor for the actual transcription or copying of Electronic Data from source documents furnished by the Insured in order to reproduce such Electronic Data;

that have been intentionally and fraudulently damaged or destroyed by an Employee while stored within the Insured’s Computer or the Computer of its Electronic Data Processor or while recorded upon Electronic Data Processing Media within the offices or premises of the Insured, provided the Insured is the owner of the Electronic Information or is legally liable for such loss or damage and the Insured is unable to reproduce such Electronic Information from back-up copies.

3.	SECTION 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS is amended by adding the following:

(f)	With respect to Insuring Agreement (A) - Coverage B:

(1)	Computer means data processing equipment, communication lines (including telephone lines, coaxial cables, satellite, microwave, radio wave, or fiber optic transmission), data elements and program logic, located:

(a)	in an office of the Insured;

(b)	at an Electronic Data Processor with whom the Insured has contracted for data processing services (including other financial institutions); or

(c)	at an automated clearing house (including a Federal Reserve Bank), or other electronic communications system (including but not limited to Fedwire, Clearing House Interbank Payment System (CHIPS) and Society for Worldwide International Financial Telecommunication (SWIFT);

whether owned or leased;

© 2006 The Travelers Indemnity Company. All rights reserved.	Page 1 of 2

(2)	Electronic Computer Instructions means that subset of Electronic Information that contains the instructions and directions that a Computer uses to act upon or create Electronic Data;

(3)	Electronic Data means that subset of Electronic Information containing facts or information but does not provide instructions or directions to a Computer and which is stored on Electronic Data Processing Media for use by Electronic Computer Instructions;

(4)	Electronic Data Processing Media means punched cards, magnetic tapes, punched tapes, optical disks, magnetic discs or other bulk media on which Electronic Data and Electronic Computer Instructions are recorded.

(5)	Electronic Data Processor means a natural person, partnership or corporation authorized by the Insured to perform services as a data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs). A Federal Reserve Bank or clearinghouse shall not be construed to be an Electronic Data Processor.

(6)	Electronic Information means any information that is directly usable by a Computer. This includes Electronic Data and Electronic Computer Instructions stored on punched cards, magnetic tapes, punched tapes, magnetic discs, optical disks or any other media directly accessible and usable by the Insured’s Computer system.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

Page 2 of 2	© 2006 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

MALICIOUS DESTRUCTION OF DATA OR PROGRAMS ENDORSEMENT

MEL4212 Ed. 5-06

For use with ICB005 Ed. 7-04

It is agreed that:

1.	The attached bond is amended by adding an Insuring Agreement as follows:

(O) MALICIOUS DESTRUCTION OF DATA OR PROGRAMS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement of the attached bond (Endorsement ICB011 Ed. 7-04) if such destruction or damage was caused by an attack that permits unauthorized access or use of a Computer System used by or on behalf of the Insured.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

2.	The following definitions are added to, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS, but only as respects coverage provided under the Malicious Destruction of Data or Programs Endorsement.

(O)	Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(O)	Computer System means:

(i)	computers with related peripheral components, including storage components, wherever located;

(ii)	systems and application software;

(iii)	terminal devices; and

(iv)	related communication networks;

by which data are electronically collected, transmitted, processed, stored and retrieved;

(O)	Electronic Data means facts or information converted to a form usable in a Computer Systems by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

3.	Item 3. of the Declarations is amended by adding the following:

			Limit of Liability	Deductible Amount
Insuring Agreement O	-	MALICIOUS DESTRUCTION OF DATA OR PROGRAMS	$29,175,000	$10,000

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2006 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

AMEND INSURING AGREEMENT ( P ) - CLAIMS EXPENSE

For use with Investment Company Blanket Bond

MEL4276 Ed. 5/06

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT ( P ) - CLAIMS EXPENSE

1.	Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under Insuring Agreement (A), which loss exceeds the Deductible Amount applicable to Insuring Agreement (A).

2.	The following is added to Item 3. of the Declarations, Limit of Liability:

	Limit of Liability	Deductible Amount
Insuring Agreement P - CLAIMS EXPENSE	$50,000	$5,000

3.	Section 2. EXCLUSIONS, paragraph K. is replaced with the following:

(k)	all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B) or Insuring Agreement P - CLAIMS EXPENSE.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2006 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

AMEND SECTION 13 - TERMINATION

For use with Investment Company Blanket Bond - ICB005 Ed. 7-04

MEL4440 Ed. 7-06

It is agreed that:

Section 13 - TERMINATION of the CONDITIONS AND LIMITATIONS is amended by adding the following sub-sections to the last paragraph:

( )	days after receipt by the Insured of a written notice from the Underwriter of its desire to terminate this bond for non-payment of premium.

(X)	90 days after the Insured receives notice of non-renewal by the Underwriter.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2006 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

AMEND SECTION 15. CENTRAL HANDLING OF SECURITIES ENDORSEMENT

For use with Investment Company Blanket Bond ICB005, Ed. 7/04

MEL6141 Ed. 09/08

It is agreed that the first paragraph of Section 15. CENTRAL HANDLING OF SECURITIES of the CONDITIONS AND LIMITATIONS is replaced by the following:

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, Philadelphia Depository Trust Company and any other depository trust company which performs the same type of functions for the Insured as the specifically named trust companies, hereinafter called collectively Corporations, to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2008 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.\

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

REPLACE INSURING AGREEMENT (A) FIDELITY

For use with Form ICB005 Ed. 07/04

MEL7027 Ed. 09/09

It is agreed that:

Insuring Agreement (A), FIDELITY is replaced by the following:

FIDELITY

(A)	Loss resulting directly from dishonest or fraudulent act(s), including Larceny and Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, to the extent that the Insured’s loss results from Loans or Trading it is agreed that this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others, with the intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee or another person or entity.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

The term Loans as used in this Insuring Agreement means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term Trading as used in this Insuring Agreement means trading or otherwise dealing in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange or other similar means of exchange.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2009 The Travelers Companies, Inc.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

AMEND SECTION 17. NOTICE AND CHANGE OF CONTROL ENDORSEMENT

For use with Investment Company Blanket Bond ICB005 Ed. 7/04

MEL7843 Ed. 12/10

It is agreed that:

The first paragraph of SECTION 17. NOTICE AND CHANGE OF CONTROL of the CONDITIONS AND LIMITATIONS is replaced with the following:

Upon the Risk Manager, Head of Internal Audit, or General Counsel of Gabelli Funds, LLC, or functional equivalent thereof obtaining knowledge of a transfer of the Insured’s outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name),

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2010 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

AMEND DEFINITION OF EMPLOYEE ENDORSEMENT

For use with Investment Company Blanket Bond Form ICB005 Ed. 7/04

MEL7844 Ed. 12/10

It is agreed that:

1.	Section 1. - DEFINITIONS (a) Employee, paragraphs (5) and (9) are replaced with the following:

(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, or sub-advisor, or shareholder service agent, custodian, or sub-administrator, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(9)	any officer, partner, or Employee of:

(a)	an investment advisor,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting record-keeper,

(d)	an administrator authorized by written agreement to keep financial and/or other required records, or

(e)	a sub-advisor, shareholder services agent, custodian, or sub-administrator,

2.	Section 1. - DEFINITIONS (a) Employee, is amended by adding the following:

and

10.	(a) employees on leave of absence or military deployment,

(b)	non-compensated directors, trustees or officers while performing acts within the scope of the usual duties of an employee,

(c)	volunteers, and

(d)	each natural person, including partners and employees of a partnership or corporation, authorized by written agreement with the Insured to perform consulting services for the Insured, including those engaged to provide computer related services, when working under the Insured’s supervision and on behalf of the Insured

3.	The paragraphs following part (10) of the Definition of Employee are replaced with the following:

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper, administrator, sub-administrator, shareholder services agent, custodian, or sub-advisor, which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank other than a bank that has been included by the Underwriter within the sub-part (9) of this definition, shall be included within the definition of Employee.

© 2010 The Travelers Indemnity Company. All rights reserved.	Page 1 of 2

Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees, except as specifically described above.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

Page 2 of 2	© 2010 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

ENDORSEMENT AMENDING SECTION 13. TERMINATION

For use with Investment Company Blanket Bond ICB005 Ed. 7/04

MEL7845 Ed. 12/10

It is agreed that:

SECTION 13 TERMINATION of the CONDITIONS AND LIMITATIONS is amended by:

1.	Replacing the first paragraph with the following

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured, and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

2.	Replacing sub sections (a) and (c) from the third paragraph with the following:

(a)	as to any Employee as soon as the Risk Manager, Head of Internal Audit, General Counsel of Gabelli Funds, LLC, or functional equivalent thereof not in collusion with such Employee discovers any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), provided however, that this provision will not apply if the dishonest or fraudulent act(s), Larceny or Embezzlement occurred prior to employment with the Insured and the amount of the loss did not exceed $25,000, or

(c)	as to any person who is a partner, officer or employee of any Electronic Data Processor, as soon as the Risk Manager, Head of Internal Audit, or General Counsel of Gabelli Funds, LLC, or functional equivalent thereof covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after this bond is effective, provided however, that this provision will not apply if the dishonest or fraudulent act occurred prior to employment with said Electronic Data Processor covered hereunder and the amount of the loss did not exceed $25,000.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2010 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

ENDORSEMENT AMENDING INSURING AGREEMENT (F) SECURITIES AND ADDING

CERTAIN DEFINITIONS

For use with Investment Company Blanket Bond ICB005 Ed. 7/04

MEL7846 Ed. 12/10

It is agreed that:

1.	Paragraph (2) of Insuring Agreement (F) SECURITIES is replaced with the following:

(2)	through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, including Uncertificated Securities and Initial Transaction Statements, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

2.	SECTION 1. DEFINITIONS, is amended by adding the following:

“Initial Transaction Statement” means the first written statement signed by or on behalf of the issuer of an Uncertificated Security and sent to the registered owner or registered pledge containing:

(1)	a description of the issue of which the Uncertificated Security is part; and

(2)	the number of shares or units which are transferred to the registered owner, or pledged by the registered owner to the registered pledge, or released by the owner to the registered pledge, or released from pledge by the registered pledges; and

(3)	the name, address and taxpayer identification number, if any, of the registered owner or the registered pledge; and

(4)	the date the transfer pledge or release was registered.

“Uncertificated Security” means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the Issuer;

(2)	of a type commonly dealt in on securities exchanges or markets, and

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2010 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

REPLACE SECTION 4. - LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS ENDORSEMENT

For use with Investment Company Blanket Bond - Form ICB005 Rev. 7-04

MEL9006 Ed. 01-14

It is agreed that:

The following replaces CONDITIONS AND LIMITATIONS, SECTION 4. - LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS:

SECTION 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. Within 90 days of the date of discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured:

(a)	becomes aware of facts; or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2014 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

COMPUTER SYSTEMS ENDORSEMENT

For use with Investment Company Blanket Bond - Form ICB005 Rev. 7-04

MEL9007 Ed. 01-14

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT J. COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into; or

(2)	change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes:

(a)	Property to be transferred, paid or delivered;

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited; or

(c)	an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(i)	cause the Insured to sustain a loss; and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

All systems utilized by the Insured

2.	As used in this endorsement, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located;

(b)	systems and applications software;

(c)	terminal devices; and

(d)	related communication networks, which includes the internet,

by which data are electronically collected, transmitted, processed, stored and retrieved.

3.	In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System.

© 2014 The Travelers Indemnity Company. All rights reserved.	Page 1 of 2

4.	The following portions of the attached bond are not applicable to this endorsement:

(a)	the portion preceding the Insuring Agreements which reads “at any time but discovered during the Bond Period”;

(b)	Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and Limitations; and

(c)	Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.

5.	The coverage afforded by this endorsement applies only to loss discovered by the Insured during the period this endorsement is in force.

6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this endorsement shall be Dollars ($29,175,000), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.

8.	The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9.	If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.	Coverage under this endorsement shall terminate upon termination or cancellation of the bond to which this endorsement is attached. Coverage under this endorsement may also be terminated or canceled without canceling the bond as an entirety

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this endorsement; or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this endorsement.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this endorsement. The refund shall be computed at short rates if this endorsement be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

Page 2 of 2	© 2014 The Travelers Indemnity Company. All rights reserved.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-41M45235-15-N2	12/09/15	12/07/15	SPECIFIED IN THE BOND OR POLICY
*	ISSUED TO

The Gabelli Asset Fund

REPLACE INSURING AGREEMENT E - FORGERY OR ALTERATION - ENDORSEMENT

For use with Investment Company Blanket Bond - Form ICB005 Rev. 7-04

MEL9008 Ed. 01-14

It is agreed that:

The following replaces INSURING AGREEMENT (E) - FORGERY OR ALTERATION:

(E)	FORGERY OR ALTERATION

Loss through Forgery or alteration of or on:

(1)	any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

(2)	other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:

(a)	customer of the Insured, or

(b)	shareholder or subscribe r to shares, whether certificated or uncertificated, of any Investment Company,

(c)	financial or banking institution or stockbroker, but which instruction s, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

(d)	authorized employee of the Insured, which in fact were not sent by an authorized employee of the Insured;

(3)	withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent,

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative

INSURED

© 2014 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

AMENDED AND RESTATED

JOINT INSURED AGREEMENT

AGREEMENT dated December 1, 1999, as most recently amended as of November 19, 2013, July 11, 2014, April 23, 2015, and November 18, 2015 among the registered investment companies advised by Gabelli Funds, LLC and Teton Advisors, Inc. (together, the “Advisers”) which are listed on Schedule A attached hereto (collectively, the “Funds”).

WHEREAS, each of the Funds is named as an insured in an investment company blanket bond (the “Fidelity Bond”) which is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1 and to assure that premiums payable with respect to the Fidelity Bond and payments by the Insurer with respect to the Fidelity Bond are allocated in a fair and equitable manner;

Now, THEREFORE, the Funds do hereby agree as follows:

1. Each Fund shall maintain a minimum amount of fidelity insurance one level higher than that specified for its asset size by the table contained in Rule 17g-1(d) (the “Minimum Insurance”). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d). Notwithstanding the foregoing, no Fund shall be required to increase the amount of its fidelity insurance unless and until the aggregate amount of fidelity insurance maintained by the Funds exceeds the aggregate amount of fidelity insurance the Funds are required to maintain pursuant to the table contained in Rule 17g-1(d) by $2 million or less.

2. The allocation of the premium to each Fund shall be based on the proportionate share of the sum of the premiums that would have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the beginning of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.

3. Each Fund is guaranteed a minimum coverage amount with access to the remainder of the total coverage of the Fidelity Bond. In the event that any recovery is received under the Fidelity Bond as a result of the loss sustained by two or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it maintained a single insured bond with minimum coverage.

4. Each Fund may, at any time, increase its allocation described in paragraph 2 upon payment of the premium required for such additional insurance provided that the face amount of the Fidelity Bond can increase accordingly or be supplemented by a policy of excess insurance.

5. Any other registered investment company or additional series of such an investment company for which the Advisers or their affiliates serves as investment adviser (“Additional Fund”) may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such Additional Fund as an additional insured and increase the amount of total coverage by the amount of the Minimum Insurance required for such Additional Fund by the provisions hereof.

6. The Agreement shall remain in effect for as long as two or more of the Funds (including any Additional Fund) are insured under the terms of the Fidelity Bond. Any Fund shall, however, have the right to terminate, at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination shall be governed by the provision of this Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.

Signed:	/s/ Agnes Mullady
Agnes Mullady

Treasurer, The Gabelli Asset Fund

Treasurer, Gabelli Capital Series Funds, Inc.

Treasurer, Comstock Funds, Inc.

Treasurer, The Gabelli Convertible and Income Securities Fund Inc.

Treasurer, The Gabelli Dividend Growth Fund

Treasurer, The Gabelli Dividend & Income Trust

Treasurer, Gabelli Equity Series Funds, Inc.

Treasurer, The Gabelli Equity Trust Inc.

Treasurer, The GDL Fund

Treasurer, GAMCO Global Gold, Natural Resources & Income Trust

Treasurer, The Gabelli Multimedia Trust Inc.

Treasurer, GAMCO Global Series Funds, Inc.

Treasurer, The Gabelli Global Utility & Income Trust

Treasurer, Gabelli Gold Fund, Inc.

Treasurer, The GAMCO Growth Fund

Treasurer, GAMCO International Growth Fund, Inc.

Treasurer, Gabelli Investor Funds, Inc.

Treasurer, The GAMCO Mathers Fund

Treasurer, The Gabelli Money Market Funds

Treasurer, GAMCO Natural Resources, Gold & Income Trust

Treasurer, Gabelli SRI Fund, Inc.

Treasurer, The Gabelli Utilities Fund

Treasurer, The Gabelli Utility Trust

Treasurer, The Gabelli Value 25 Fund Inc.

Treasurer, The TETON Westwood Funds

Treasurer, Gabelli 787 Fund, Inc.

Treasurer, the DIVIDEND Fund inc. by Gabelli

Treasurer, The Gabelli Global Small and Mid Cap Value Trust

Treasurer, The Gabelli Healthcare & Wellness(Rx) Trust

Treasurer, The Gabelli Go Anywhere Trust

Treasurer, Bancroft Fund Ltd.

Treasurer, Ellsworth Growth and Income Fund Ltd.

Signed:	/s/ Agnes Mullady
Agnes Mullady

Schedule A

List of Registered Investment Companies

The Gabelli Asset Fund

The Gabelli Convertible and Income Securities Fund Inc.

The Gabelli Dividend Growth Fund

The Gabelli Dividend & Income Trust

The Gabelli Equity Trust Inc.

The GDL Fund

GAMCO Global Gold, Natural Resources & Income Trust

The Gabelli Multimedia Trust Inc.

The Gabelli Global Utility & Income Trust

Gabelli Gold Fund, Inc.

The GAMCO Growth Fund

The Gabelli Healthcare & Wellness(Rx) Trust

GAMCO International Growth Fund, Inc.

The GAMCO Mathers Fund

GAMCO Natural Resources, Gold & Income Trust

Gabelli SRI Fund, Inc.

The Gabelli Utilities Fund

The Gabelli Utility Trust

The Gabelli Value 25 Fund Inc.

the DIVIDEND Fund inc. by Gabelli

The Gabelli Global Small and Mid Cap Value Trust

The Gabelli Go Anywhere Trust

Bancroft Fund Ltd.

Ellsworth Growth and Income Fund Ltd

Gabelli Capital Series Funds, Inc.:

The Gabelli Capital Asset Fund

Comstock Funds, Inc.

Comstock Capital Value Fund

Gabelli Equity Series Funds, Inc.:

The Gabelli Equity Income Fund

The Gabelli Small Cap Growth Fund

The Gabelli Focus Five Fund

GAMCO Global Series Funds, Inc.:

The GAMCO Global Telecommunications Fund

The GAMCO Global Growth Fund

The Gabelli Global Rising Income and Dividend Fund

The GAMCO Global Opportunity Fund

Gabelli Investor Funds, Inc.:

The Gabelli ABC Fund

The Gabelli Money Market Funds:

The Gabelli U.S. Treasury Money Market Fund

The TETON Westwood Funds:

TETON Westwood Equity Fund

TETON Westwood Intermediate Bond Fund

TETON Westwood Balanced Fund

TETON Westwood SmallCap Equity Fund

TETON Westwood Income Fund

TETON Westwood Mighty Mites Fund

TETON Westwood Mid-Cap Equity Fund

Gabelli 787 Fund, Inc.

Gabelli Enterprise Mergers and Acquisitions Fund

November 18, 2015

Gabelli / GAMCO and TETON Funds

Rule 17g-1 Fidelity Bond Coverage

	Required by Rule 17g-1
		Required
	Gross Assets @	Minimum
	September 30, 2015	Coverage
Gabelli / GAMCO Funds:
EQUITY SERIES	$5,867,007,287	$2,500,000
THE GABELLI ASSET FUND	2,929,647,675	1,900,000
THE GABELLI DIVIDEND & INCOME TRUST	2,143,642,702	1,700,000
THE GABELLI UTILITIES FUND	2,081,328,369	1,700,000
GABELLI U.S. TREASURY MONEY MARKET FUND	1,697,282,500	1,500,000
GABELLI EQUITY TRUST	1,587,159,458	1,500,000
THE GABELLI ABC FUND	1,481,332,414	1,250,000
GAMCO GLOBAL GOLD NATURAL RESOURCES & INCOME TRUST	728,242,815	900,000
THE GABELLI VALUE 25 FUND	551,795,054	900,000
THE GAMCO GROWTH FUND	497,887,368	750,000
GDL FUND	410,216,736	750,000
GABELLI HEALTHCARE & WELLNESS TRUST	287,977,636	750,000
THE GABELLI UTILITY TRUST	273,347,031	750,000
THE GABELLI MULTIMEDIA TRUST	240,223,000	600,000
GLOBAL SERIES	237,256,681	600,000
GABELLI ENTERPRISE MERGERS & ACQUISITIONS FUND	196,821,440	600,000
GABELLI GOLD FUND	144,459,267	525,000
GAMCO NATURAL RESOURCES GOLD & INCOME TRUST	141,147,841	525,000
GABELLI GLOBAL UTILITY & INCOME TRUST	133,339,038	525,000
GABELLI CAPITAL ASSET FUND	102,994,289	525,000
THE GABELLI CONVERTIBLE AND INCOME SECURITIES FUND	101,225,506	525,000
GABELLI GLOBAL SMALL AND MID CAP VALUE TRUST	98,487,232	450,000
THE GABELLI SRI FUND	68,224,640	400,000
COMSTOCK CAPITAL VALUE FUND	47,009,617	350,000
THE GABELLI DIVIDEND GROWTH FUND	28,666,400	300,000
GAMCO INTERNATIONAL GROWTH FUND	27,573,409	300,000
GAMCO MATHERS FUND	15,594,984	225,000
Bancroft Fund	119,654,293	525,000
Ellsworth Growth & Income Fund	127,655,018	525,000
THE GABELLI GO ANYWHERE TRUST(c)	—	—
THE DIVIDEND FUND(d)	—	—
TETON Westwood Funds:	1,294,220,920	1,250,000

Grand Total	$23,661,420,618	$25,600,000

(c)	The Go Anywhere Trust was seeded on May 14, 2015; coverage for the minimum amount of $50,000 would be included upon commencement of operations.
(d)	Coverage for the minimum amount of $50,000 would be included upon commencement of operations.

SECRETARY’S CERTIFICATE

The undersigned hereby certify that the following resolutions have been adopted first by those Board Members who are not considered to be “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (“Independent Board Members”) voting separately, and then by the entire Board of each Fund, at the respective meetings duly called and held on November 17 and 18, 2015:

RESOLVED,	That the Board hereby approves the renewal of the Fidelity Bond coverage with Travelers-St. Paul Fire and Marine Insurance Company and Great American Insurance Company, in the form submitted to the Board Members, effective December 7, 2015 for the ensuing year, which coverage is maintained jointly on behalf of the Fund and other parties named as insureds therein and which will provide coverage in the aggregate amount of $29,175,000; and further

RESOLVED,	That the portion of the premium for the aforementioned joint fidelity bond to be paid by the Fund is hereby approved, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such other parties; the amount of coverage under said fidelity bond; the amount of the premium for such bond; the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED,	That the continuance of the Amended and Restated Joint Insured Agreement among Gabelli 787 Fund, Inc., The Gabelli Asset Fund, The Bancroft Fund Ltd., Gabelli Capital Series Funds, Inc., Comstock Funds, Inc., The Gabelli Convertible and Income Securities Fund Inc., the DIVIDEND FUND inc. by Gabelli, The Gabelli Dividend Growth Fund, The Gabelli Dividend & Income Trust, The Ellsworth Growth and Income Fund Ltd., Gabelli Equity Series Funds, Inc., The Gabelli Equity Trust Inc., The GDL Fund, The Gabelli Global Small and Mid Cap Value Trust, GAMCO Global Gold, Natural Resources & Income Trust, GAMCO Global Series Funds, Inc., The Gabelli Global Utility & Income Trust, The Gabelli Go Anywhere Trust, The Gabelli Gold Fund, Inc., The GAMCO Growth Fund, The Gabelli Healthcare & WellnessRx Trust, GAMCO International Growth Fund, Inc., Gabelli Investor Funds, Inc., The GAMCO Mathers Fund, The Gabelli Money Market Funds, The Gabelli Multimedia Trust Inc.,

GAMCO Natural Resources, Gold & Income Trust, Gabelli SRI Fund, Inc., The Gabelli Utilities Fund, The Gabelli Utility Trust, The Gabelli Value 25 Fund Inc., and The TETON Westwood Funds (“Amended and Restated Joint Insured Agreement”) as presented at this Meeting, is hereby approved; and further

RESOLVED,	That the Assistant Secretary of the Fund is hereby authorized and directed to prepare, execute and file such Joint Fidelity Bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Joint Fidelity Bond coverage to the provisions of the 1940 Act, and the rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the undersigned has hereunto set his/her hand this 17th day of December, 2015.

/s/Andrea R. Mango
Andrea R. Mango
Secretary

Gabelli 787 Fund, Inc.	The Gabelli Convertible and Income Securities Fund Inc.
The Gabelli Asset Fund	The Gabelli Dividend Growth Fund
Gabelli Capital Series Funds, Inc.	The Gabelli Dividend & Income Trust
Comstock Funds, Inc.	The Gabelli Equity Trust Inc.
Gabelli Equity Series Funds, Inc.	The GDL Fund
GAMCO Global Series Funds, Inc.	GAMCO Global Gold, Natural Resources & Income Trust
Gabelli Gold Fund, Inc.	The Gabelli Multimedia Trust Inc.
The GAMCO Growth Fund	Gabelli Investor Funds, Inc.
The Gabelli Healthcare & WellnessRx Trust	The Gabelli Utilities Fund
GAMCO International Growth Fund, Inc.	The Gabelli Utility Trust
The Gabelli Global Utility & Income Trust	The TETON Westwood Funds
The GAMCO Mathers Fund	GAMCO Natural Resources, Gold & Income Trust
The Gabelli Money Market Funds	The Gabelli Global Small and Mid Cap Value Trust
Gabelli SRI Fund, Inc.	The Gabelli Go Anywhere Trust
The Gabelli Value 25 Fund Inc.	Bancroft Fund Ltd.
The DIVIDEND Fund inc. by Gabelli	Ellsworth Growth and Income Fund Ltd.